Cardiff Lexington Corporation

710 East Main Street

Lexington, KY 40502

February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Robert Augustin

Re:	Cardiff Lexington Corporation
Registration Statement on Form S-1
File No. 333-292145

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Cardiff Lexington Corporation (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Friday, February 13, 2026, or as soon as thereafter possible.

Also, the Company authorizes Mary Sheridan at Bevilacqua PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Ms. Sheridan at (202) 869-0888 (ext. 104) as soon as the Registration Statement has been declared effective.

Under separate cover, you will receive today a letter from the underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Alex Cunningham

Chief Executive Officer

cc: Mary Sheridan, Esq.